Exhibit 99.1

For Investors:
Keith Helming
Chief Financial Officer
+31 20 655 9670
khelming@aercap.com

Peter Wortel
Investor Relations
+31 20 655 9658
pwortel@aercap.com

For Media:
Frauke Oberdieck
PRESS RELEASE	Corporate Communications
+31 20 655 9616
foberdieck@aercap.com

AerCap Holdings N.V. Reports Record Financial Results

Amsterdam, Netherlands; November 4, 2013 - AerCap Holdings N.V. (“AerCap,” “the Company,” NYSE: AER) announced that its adjusted net income was $89.4 million for the third quarter of 2013, and $224.5 million for the first nine months of 2013, both record highs. Adjusted earnings per share were $0.79 for the third quarter of 2013, an increase of 63% over the third quarter of 2012 and adjusted earnings per share for the first nine months of 2013 were $1.98, an increase of 41% over the first nine months of 2012.

Key Highlights

•	Return on equity for the third quarter 2013 was ~15%.
•

Committed future aircraft purchases were $3.5 billion as of September 30, 2013, relating to 47 aircraft. Our committed purchases consist primarily of new technology aircraft and are all placed on long term leases with an average term of 11.7 years.

•	Trade receivables were ~$6 million as of September 30, 2013, a historical low and less than 1% of annual lease revenue.
•	Our fleet utilization rate was 99.7% for the first nine months of 2013. The average age of the owned fleet as of September 30, 2013 was 5.4 years.
•	140 aircraft transactions were executed during the first nine months of 2013.
•	The debt to equity ratio was 2.6 to 1 at September 30, 2013, compared with 2.8 to 1 for the same period in 2012.

Aengus Kelly, CEO of AerCap, commented: “Our strategy is to invest in aircraft based on long term industry fundamentals, financed by a long term stable liability structure.  This approach has resulted in our record earnings and ~15% return on equity.  As an asset manager, our disciplined approach to portfolio management has ensured that these earnings have been generated with an attractive portfolio with an average age of 5.4 years that is over 90% concentrated in the most liquid aircraft types in the world. Furthermore, our $3.5 billion of contracted future aircraft purchases are all placed on long term leases. In conjunction with our existing portfolio, these aircraft purchases will drive our future earnings growth.”

Third Quarter 2013 Financial Results

•                  Third quarter 2013 reported net income was $83.6 million, compared with $57.9 million for the same period in 2012. Third quarter 2013 reported basic earnings per share were $0.74, compared with $0.45 for the same period in 2012.

•                  Third quarter 2013 adjusted net income was $89.4 million, compared with $62.2 million for the same period in 2012. Third quarter 2013 adjusted earnings per share were $0.79, compared with $0.48 for the same period in 2012.

•                  Net interest margin earned on lease assets, or net spread, was $174.8 million in the third quarter of 2013 compared with $176.5 million for the same period in 2012.  The small decrease was driven primarily by the sale of our oldest aircraft portfolio (ALS), partially offset by new aircraft purchases.  Net interest margin as a percentage of average lease assets was 8.8% for third quarter 2013, unchanged from the same period in 2012.

•                  Total owned assets were $9.3 billion as of September 30, 2013 and total managed aircraft were valued at $2.4 billiona). Total owned assets increased by 2% from $9.1 billion as of September 30, 2012.

•                  In the third quarter of 2013, we purchased six aircraft and entered into a purchase and leaseback agreement for six additional new Boeing 737-800 aircraft that will be delivered in 2013 and 2014.

•                  During the third quarter of 2013 we sold one new A330 aircraft and one B737-400.

•                  During the third quarter of 2013 we closed financing transactions totaling $0.1 billion. In October 2013, we closed a $0.2 billion senior unsecured revolving and term loan facility.  Thus far the total financing transactions closed in 2013 were approximately $1.9 billion.

a)              Includes aircraft under our management and owned by our non-consolidated joint ventures. The aircraft value was based on the average appraised value provided by three external appraisers between February 2013 and September 2013.

Net Income/Earnings Per Share

Set forth below are the details to reconcile reported net income to adjusted net income, including the specific adjustments.

	Three months ended September 30,			Nine months ended September 30,

	2013	2012	% increase/ (decrease)	2013	2012	% increase/ (decrease)
	(US dollars in millions except share and per share amounts)

Net income	$83.6	$57.9	44%	$226.8	$152.5	49%
Adjusted for: mark-to-market of interest rate caps, net of tax	3.7	2.7	37%	(8.3)	12.5	NA
share-based compensation, net of tax	2.1	1.6	31%	6.0	4.6	30%
non-recurring charges to interest expense from repayment of secured loans	-	-	NA	-	20.9	NA
Adjusted net income	89.4	62.2	44%	224.5	190.5	18%

Adjusted earnings per share	$0.79	$0.48	63%	$1.98	$1.40	41%

Third quarter 2013 adjusted net income increased 44% over the same period in 2012 driven primarily by income generated from aircraft sales in the third quarter of 2013, and the elimination of the negative impact from defaults and restructurings incurred during the third quarter of 2012.

Third quarter 2013 adjusted earnings per share increased 63% over the same period in 2012 driven primarily by the higher income as discussed above as well as the share repurchases completed in 2012.

Revenue and Net Spread

	Three months ended September 30,			Nine months ended September 30,

	2013	2012	% increase/ (decrease)	2013	2012	% increase/ (decrease)
	(US dollars in millions)

Lease revenue:
Basic lease rents	$234.3	$239.5	(2%)	$666.7	$709.6	(6%)
Maintenance rents and other receipts	23.7	24.1	(2%)	47.9	54.2	(12%)
Lease revenue	258.0	263.6	(2%)	714.6	763.8	(6%)
Net gain on sale of assets	10.7	0.6	1,683%	32.2	1.0	3,120%
Management fees and interest revenue	6.1	4.1	49%	19.7	13.7	44%
Other revenue	4.5	1.2	275%	5.7	1.8	217%
Total revenue	$279.3	$269.5	4%	$772.2	$780.3	(1%)

Basic lease rents were $234.3 million for the third quarter of 2013, compared with $239.5 million in the same period in 2012. The small decrease was driven primarily by the sale of our oldest aircraft portfolio (ALS), partially offset by new aircraft purchases. Our average lease assets were $8.0 billion, unchanged compared with the third quarter of 2012.

Lease revenue for the third quarter of 2013 was $258.0 million, compared with $263.6 million for the same period in 2012.

Net gain on sale of assets for the third quarter of 2013 was $10.7 million, compared to $0.6 million for the same period in 2012.

Other revenue for the third quarter of 2013 was $4.5 million, compared to $1.2 million for the same period in 2012, which related primarily to the cash recovery of bankruptcy claims against previous lessees, guarantee fees and other non-recurring payments.

	Three months ended					Nine months ended
	September 30,					September 30,

					% increase/					% increase/
	2013		2012		(decrease)	2013		2012		(decrease)
	(US dollars in millions)

Basic lease rents	$234.3		$239.5		(2%)	$666.7		$709.6		(6%)

Interest on debt	63.7		66.1		(4%)	169.3		223.7		(24%)
Adjusted for: mark-to-market of interest rate caps	(4.2)		(3.1)		35%	9.5		(14.4)		NA
non-recurring charges to interest expense from repayment of secured loans	-		-		NA	-		(23.9)		NA

Interest on debt excluding the impact of mark-to-market of interest rate caps and non-recurring charges to interest expense from repayment of secured loans	59.5	(a)	63.0	(a)	(6%)	178.8	(a)	185.4	(a)	(4%)

Net interest margin, or net spread	$174.8		$176.5		(1%)	$487.9		$524.2		(7%)

(a)          Interest on debt excluding the above non-recurring charges for the three months ended September 30, 2013 and 2012 includes $6.4 million and $6.8 million of amortization of debt issuance costs, respectively. Interest on debt excluding the above non-recurring charges for the nine months ended September 30, 2013 and 2012 includes $22.3 million and $20.4 million of amortization of debt issuance costs, respectively.

As shown in the table above, interest expense excluding the impact of the mark-to-market of interest rate caps and non-recurring charges was $59.5 million in the third quarter of 2013, a 6% decrease compared with the same period in 2012. Net spread was $174.8 million in the third quarter of 2013, compared with $176.5 million in the same period in 2012.

Selling, General and Administrative Expenses

	Three months ended			Nine months ended
	September 30,			September 30,

			% increase/			% increase/
	2013	2012	(decrease)	2013	2012	(decrease)
	(US dollars in millions)

Mark-to-market of foreign currency hedges, foreign currency balances and other derivatives	$(0.4)	$-	NA	$0.1	$(3.0)	NA
Share-based compensation expenses	2.4	1.8	33%	6.9	5.2	33%
Other selling, general and administrative expenses	21.4	20.5	4%	60.7	58.1	4%
Total selling, general and administrative expenses	$23.4	$22.3	5%	$67.7	$60.3	12%

Effective Tax Rate

AerCap’s blended effective tax rate during the first nine months of 2013 was 8.5%. The blended effective tax rate in 2012 was 5.2%. The blended effective tax rate in any year is impacted by the source and amount of earnings among AerCap’s different tax jurisdictions. The 2012 tax rate was reduced by the loss from the ALS transaction and non-recurring charges from repayment of certain secured loans.

Financial Position

			% increase/
			(decrease)
			over
	September 30,	September 30,	September 30,
	2013	2012	2012
	(US dollars in millions except d/e ratio)

Total cash (incl. restricted)	$593.3	$620.0	(4%)
Flight equipment held for operating leases, net	8,013.8	8,045.7	(0%)
Total assets	9,286.9	9,133.8	2%
Debt	6,231.5	6,131.2	2%
Total liabilities	6,924.9	6,915.8	0%
Total equity	2,361.9	2,218.1	6%

Debt/equity ratio	2.6	2.8	(7%)

As of September 30, 2013, AerCap’s portfolio consisted of 373 aircraft that were owned, on order, under contract or letter of intent, managed or owned by AerDragon, a non-consolidated joint venture. The average age of the owned fleet as of September 30, 2013 was 5.4 years and the average remaining contracted lease term was 6.7 years.

Notes Regarding Financial Information Presented In This Press Release

The financial information presented in this press release is not audited.

The following is a definition of non-GAAP measures used in this press release and a reconciliation of such measure to the most closely related GAAP measure:

Adjusted net income and adjusted earnings per share. These measures are determined by adding non-cash charges related to the mark-to-market losses on our interest rate caps and share based compensation during the applicable period, net of related tax benefits, to GAAP net income. The average number of shares is based on a daily average.

In addition, adjusted net income excludes the following non-recurring charges:

•     Nine months ended September 30, 2012 adjusted net income of $190.5 million excludes the non-recurring charges to interest expense from the early repayment of secured loans of $20.9 million, net of tax.

In addition to GAAP net income and earnings per share, we believe these measures may provide investors with supplemental information regarding our operational performance and may further assist investors in their understanding of our operational performance in relation to past and future reporting periods. We use interest rate caps to allow us to benefit from decreasing interest rates and protect against the negative impact of rising interest rates on our floating rate debt. Management determines the appropriate level of caps in any period with reference to the mix of floating and fixed cash flows from our lease, debt and other contracts. We do not apply hedge accounting to our interest rate caps. As a result, we recognize the change in fair value of the interest rate caps in our income statement during each period.

The following is a reconciliation of adjusted net income to net income for the three and nine month periods ended September 30, 2013 and 2012:

	Three months ended September 30,			Nine months ended September 30,

	2013	2012	% increase/ (decrease)	2013	2012	% increase/ (decrease)
	(US dollars in millions)

Net income	$83.6	$57.9	44%	$226.8	$152.5	49%
Adjusted for: mark-to-market of interest rate caps, net of tax	3.7	2.7	37%	(8.3)	12.5	NA
share-based compensation, net of tax	2.1	1.6	31%	6.0	4.6	30%
Net income excluding the impact of mark-to-market of interest rate caps and share-based compensation	89.4	62.2	44%	224.5	169.6	32%
non-recurring charges to interest expense from repayment of secured loans, net of tax	-	-	NA	-	20.9	NA
Adjusted net income	89.4	62.2	44%	224.5	190.5	18%

Net interest margin, or net spread (refer to second table under Revenue and Net Spread section of this press release). This measure is the difference between basic lease rents and interest expense excluding the impact from the mark-to-market of interest rate caps. We believe this measure may further assist investors in their understanding of the changes and trends related to the earnings of our leasing activities. This measure reflects the impact from changes in the number of aircraft leased, lease rates, utilization rates, as well as the impact from changes in the amount of debt and interest rates.

Conference Call

In connection with the earnings release, management will host an earnings conference call today,  Monday,  November 4, 2013, at 9:00 am Eastern Time / 3:00 pm Central European Time. The call can be accessed live by dialling (U.S./Canada) +1-646-254-3367 or (International) +31-20-716-8296 and referencing code 2317523 at least 5 minutes before start time, or by visiting AerCap’s website at http://www.aercap.com under “Investor Relations”.

In addition, an Investor & Analyst Day will be hosted by AerCap’s management today,  Monday, November 4, 2013, at 11:30 am Eastern Time at The New York Palace Hotel (Spellman room), 455 Madison Avenue, New York. Doors will open at 11:00 am. This event will also be webcast live at http://www.aercap.com under “Investor Relations”.

Webcast replays of both events will be archived in the “Investor Relations” section of the Company’s website for one year.

To participate in either event, please register by emailing: aercap@collegehill.com

For further information, contact Peter Wortel: +31-20-655-9658 (pwortel@aercap.com) or Mark Walter and Jenny Payne (College Hill): +44-20-7457-2020 (aercap@collegehill.com).

About AerCap Holdings N.V.

AerCap is one of the world’s leading aircraft leasing companies and has one of the youngest fleets in the industry. AerCap is a New York Stock Exchange-listed company (AER) and has its headquarters in the Netherlands with offices in Ireland, the United States, China, Singapore and the United Arab Emirates.

Forward Looking Statements

This press release contains certain statements, estimates and forecasts with respect to future performance and events. These statements, estimates and forecasts are “forward-looking statements”. In some cases, forward-looking statements can be identified by the use of forward-looking terminology such as “may,” “might,” “should,” “expect,” “plan,” “intend,” “estimate,” “anticipate,” “believe,” “predict,” “potential” or “continue” or the negatives thereof or variations thereon or similar terminology. All statements other than statements of historical fact included in this press release are forward-looking statements and are based on various underlying assumptions and expectations and are subject to known and unknown risks, uncertainties and assumptions, may include projections of our future financial performance based on our growth strategies and anticipated trends in our business. These statements are only predictions based on our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied in the forward-looking statements. As a result, there can be no assurance that the forward-looking statements included in this press release will prove to be accurate or correct. In light of these risks, uncertainties and assumptions, the future performance or events described in the forward-looking statements in this press release might not occur. Accordingly, you should not rely upon forward-looking statements as a prediction of actual results and we do not assume any responsibility for the accuracy or completeness of any of these forward-looking statements. We do not undertake any obligation to, and will not, update any forward-looking statements, whether as a result of new information, future events or otherwise.

For more information regarding AerCap and to be added to our email distribution list, please visit http://www.aercap.com.

Financial Statements Follow

AerCap Holdings N.V. Unaudited Consolidated Balance Sheets (In thousands of U.S. Dollars)

	September 30, 2013	December 31, 2012	September 30, 2012

Assets
Cash and cash equivalents	$318,098	$520,401	$309,654
Restricted cash	275,244	279,843	310,309
Trade receivables	6,131	6,636	12,657
Flight equipment held for operating leases, net	8,013,835	7,261,899	8,045,708
Net investment in direct finance leases	32,536	21,350	22,426
Notes receivables	78,243	78,163	9,105
Prepayments on flight equipment	186,251	53,594	50,723
Investments	113,111	93,862	90,602
Intangibles	11,566	18,100	20,950
Inventory	-	-	6,506
Derivative assets	29,526	9,993	10,176
Deferred income taxes	65,251	79,726	83,678
Other assets	157,075	157,851	161,320
Total Assets	$9,286,867	$8,581,418	$9,133,814

Liabilities and Equity

Accounts payable	$821	$740	$406
Accrued expenses and other liabilities	100,454	91,951	92,315
Accrued maintenance liability	441,134	421,830	525,702
Lessee deposit liability	96,455	86,268	101,999
Debt (*)	6,231,549	5,803,499	6,131,199
Deferred revenue	46,009	39,547	47,249
Derivative liabilities	8,520	14,677	16,885
Total liabilities	6,924,942	6,458,512	6,915,755

Ordinary share capital €0.01 par value (250,000,000 ordinary shares authorized, 113,720,642 ordinary shares issued and outstanding at September 30, 2013; 113,363,535 ordinary shares issued and outstanding at December 31, 2012; and 121,507,414 ordinary shares issued and outstanding at September 30, 2012)	1,197	1,193	1,278
Additional paid-in capital	932,813	927,617	1,029,593
Treasury stock	-	-	(1,300)
Accumulated other comprehensive loss	(10,124)	(14,401)	(10,927)
Accumulated retained earnings	1,434,416	1,207,629	1,196,476
Total AerCap Holdings N.V. shareholders’ equity	2,358,302	2,122,038	2,215,120
Non-controlling interest	3,623	868	2,939
Total Equity	2,361,925	2,122,906	2,218,059

Total Liabilities and Equity	$9,286,867	$8,581,418	$9,133,814

* Includes subordinated debt received from our joint venture partners, the amount of which was $64.3 million as of September 30, 2013.

Supplemental information	September 30, 2013	December 31, 2012	September 30, 2012
Debt/equity ratio	2.6	2.7	2.8
Debt/equity ratio (adjusted for subordinated debt)	2.5	2.6	2.7

AerCap Holdings N.V. Unaudited Consolidated Income Statements (In thousands of U.S. Dollars, except share and per share data)

	Three months ended September 30,		Nine months ended September 30,
	2013	2012	2013	2012
Revenues
Lease revenue	$258,005	$263,570	$714,614	$763,751
Net gain on sale of assets	10,749	601	32,240	1,035
Management fee revenue	4,818	3,692	15,564	12,396
Interest revenue	1,297	405	4,161	1,351
Other revenue	4,503	1,250	5,653	1,764
Total Revenues	279,372	269,518	772,232	780,297

Expenses
Depreciation	87,460	93,364	248,999	275,479
Asset impairment	9,193	7,399	11,854	7,399
Interest on debt	63,654	66,097	169,342	223,718
Operating lease-in costs	-	1,592	550	4,494
Leasing expenses	5,529	23,314	30,775	59,657
Selling, general and administrative expenses	23,398	22,284	67,661	60,330
Total Expenses	189,234	214,050	529,181	631,077

Income from continuing operations before income taxes and income of investments accounted for under the equity method	90,138	55,468	243,051	149,220

Provision for income taxes	(7,661)	(732)	(20,659)	(8,229)
Net income of investments accounted for under the equity method	3,042	1,907	7,150	8,369

Net income	85,519	56,643	229,542	149,360

Net (income) loss attributable to non-controlling interest	(1,871)	1,268	(2,755)	3,142

Net income attributable to AerCap Holdings N.V.	$83,648	$57,911	$226,787	$152,502

Total basic earnings per share	$0.74	$0.45	$2.00	$1.12
Total diluted earnings per share	$0.73	$0.45	$1.98	$1.12

Weighted average shares outstanding - basic	113,508,375	128,369,027	113,424,415	135,635,274
Weighted average shares outstanding - diluted	114,921,601	129,257,732	114,751,946	136,513,268

AerCap Holdings N.V. Unaudited Consolidated Statements of Cash Flows (In thousands of U.S. Dollars)

	Three months ended September 30,		Nine months ended September 30,
	2013	2012	2013	2012
Net income	$85,519	$56,643	$229,542	$149,360
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	87,460	93,364	248,999	275,479
Asset impairment	9,193	7,399	11,854	7,399
Amortization of debt issuance costs	6,441	6,765	22,340	44,306
Amortization of intangibles	1,921	2,875	6,534	8,727
Net gain on sale of assets	(10,749)	(601)	(32,240)	(1,035)
Mark-to-market of non-hedged derivatives	4,207	(972)	(9,600)	2,461
Deferred taxes	7,583	1,926	13,806	7,925
Share-based compensation	2,394	1,813	6,914	5,210
Changes in assets and liabilities:
Trade receivables and notes receivable, net	3,659	(6,294)	(115)	(499)
Inventories	-	661	-	7,447
Other assets and derivative assets	(5,869)	2,514	(16,305)	(3,284)
Other liabilities	3,004	19,034	6,116	9,545
Deferred revenue	3,305	2,469	6,462	(745)
Net cash provided by operating activities	198,068	187,596	494,307	512,296

Purchase of flight equipment	(282,724)	(193,556)	(1,550,574)	(678,231)
Proceeds from sale/disposal of assets	92,000	107,666	577,252	328,321
Prepayments on flight equipment	(35,788)	(11,469)	(156,273)	(29,931)
Capital contributions and repayments	(2,250)	-	(13,180)	-
Movement in restricted cash	(27,870)	(19,474)	4,599	(72,984)
Net cash used in investing activities	(256,632)	(116,833)	(1,138,176)	(452,825)

Issuance of debt	445,192	108,163	1,799,568	931,832
Repayment of debt	(238,800)	(202,056)	(1,375,452)	(912,113)
Debt issuance costs paid	(2,303)	(4,169)	(22,183)	(28,457)
Repurchase of shares	-	(154,695)	-	(217,414)
Maintenance payments received	29,142	31,575	74,960	103,850
Maintenance payments returned	(19,564)	(13,412)	(45,708)	(36,752)
Security deposits received	10,191	3,195	21,580	15,033
Security deposits returned	(4,540)	(3,619)	(11,057)	(14,941)
Net cash provided by (used in) financing activities	219,318	(235,018)	441,708	(158,962)

Net increase (decrease) in cash and cash equivalents	160,754	(164,255)	(202,161)	(99,491)
Effect of exchange rate changes	415	(342)	(142)	(1,936)
Cash and cash equivalents at beginning of period	156,929	474,251	520,401	411,081
Cash and cash equivalents at end of period	$318,098	$309,654	$318,098	$309,654